SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                                JCM PARTNERS, LLC
                            (Name of Subject Company)

  MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4,
   LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue
  Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
    Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF
            Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

    Class 1 or Class 2 units ("UNITS") OF LIMITED LIABILITY COMPANY INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                                 Copy to:
Christine Simpson                                Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                   MacKenzie Patterson Fuller, LP
1640 School Street                               1640 School Street
Moraga, California  94556                        Moraga, California  94556
(925) 631-9100 ext.224                           (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                    Transaction                   Amount of
                     Valuation*                   Filing Fee
                     ----------                   ----------

                     $3,850,657                    $412.02

* For purposes of calculating the filing fee only. Assumes the purchase of 2,750,469 Units at a purchase price equal to $1.40 per Unit in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC (collectively the "Purchasers") to purchase up to 2,750,469 Units of Class 1 or Class 2 limited liability company interest (the "Units") in JCM Partners, LLC (the "Company"), the subject company, at a purchase price equal to $1.40 per Unit, less the amount of any distributions declared or made with respect to the Units between March 30, 2007 (the "Offer Date") and May 14, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

      In the event of a price reduction resulting from a Company distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

      Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

      The Company had 314 holders of record owning an aggregate of 27,692,912 Class 1 and Class 2 Units as of March 31, 2006 and MARCH 27, 2007, according to its Form 10-K filed March 31, 2006 and its Form 8-K filed March 27, 2007, respectively. An additional 13,513,769 Class 1 and 2 Units were owned by the Company's subsidiary. The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units. The 2,750,469 Units subject to the Offer constitute 9.93% of the outstanding Units, not including those owned by the Company's subsidiary, or 6.7% of all outstanding Units. Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $3,850,657 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

      The address of the Company's principal executive offices is 2151 Salvio Street, Suite 325, Concord, CA 94520, and its phone number is (925) 676-1966.

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated March 30, 2007

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated March 30, 2007

(a)(4)   Form of advertisement in Investor's Business Daily

(a)(5)   Form of transfer documents required by Company

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2007

MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC

By:   /s/ Chip Patterson
     --------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:  /s/ Chip Patterson
     --------------------------
     Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX

Exhibit   Description
-------   -----------

(a)(1)    Offer to Purchase dated March 30, 2007

(a)(2)    Letter of Transmittal

(a)(3)    Form of Letter to Unit holders dated March 30, 2007

(a)(4)    Form of advertisement in Investor's Business Daily

(a)(5)    Form of transfer documents required by Company

                                 Exhibit (a)(1)

                      OFFER TO PURCHASE FOR CASH 2,750,469
         CLASS 1 OR CLASS 2 UNITS OF LIMITED LIABILITY COMPANY INTEREST
                                       OF
                                JCM PARTNERS, LLC
                                       AT
                                 $1.40 PER UNIT

  MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4,
   LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue
  Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
    Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF
                              Flagship Fund 11, LLC
                         (collectively the "Purchasers")

      THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT
      11:59 P.M., PACIFIC TIME, ON MAY 14, 2007, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire 2,750,469 Class 1 or Class 2 Units of limited liability company interest (the "Units") in JCM PARTNERS, LLC (the "Company"). The Purchasers are not affiliated with the Company. The Company is managed by the Board of Managers (the "Board"). The Purchasers hereby offer to purchase 2,750,469 Units at a purchase price equal to $1.40 per Unit, less the amount of any distributions declared or made with respect to the Units between March 30, 2007 and May 14, 2007, or such other date to which this offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date. The Offer does not apply to Class 3 Units of the Company (any Class 2 Units that have already been converted into Class 3 Units may not be tendered). Neither does the Offer apply to Class 1 Units that were converted into the right to receive $2.78 per Unit by June 30, 2007, less distributions paid from July 1, 2005 through June 30, 2006, or approximately $2.70 per Unit, pursuant to the Put Right for those Unitholders who exercised the Put Right by September 2005.

The Company had 314 holders of record owning an aggregate of 27,692,912 Class 1 and 2 Units as of March 31, 2006 and March 27, 2007, according to its Form 10-K filed March 31, 2006 and its Form 8-K filed March 27, 2007, respectively. An additional 13,513,769 Class 1 and 2 Units were owned by the Company's subsidiary. The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units. The 2,750,469 Units subject to the Offer constitute 9.93% of the outstanding Units, not including those owned by the Company's subsidiary, or 6.7% of all outstanding Units. The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $3,850,657 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Holders of Units ("Unit holders") are urged to consider the following factors:

      o Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Company from property operations or dispositions, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Company.

      o The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $1.40 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the

            Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Company could have an estimated liquidation value of approximately $2.70 per Unit, which is based upon the price at which Class 1 Units will be redeemed by the Company pursuant to the Put Right that expired September 2005 (the payment for which must be made by the Company by June 30, 2005). It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Company's properties, and are not qualified to appraise real estate. Furthermore, there can be no assurance as to the timing or amount of any future Company distributions, and there cannot be any assurance that the Purchasers' estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate. When the Class 2 Units become eligible to be put to the Company, the exercise price is likely to differ from this price, either higher or lower.

      o The Depositary, MacKenzie Patterson Fuller, LP, is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid; however, neither the Depository nor the Purchasers has any rights with respect to the Units prior to the Expiration Date and acceptance by the Purchasers for payment. Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

      o The Offer allows Unitholders the option to sell 'All or None' of their Units, thereby allowing Unitholders the option to avoid proration if more than 2,750,469 Units are tendered. See Section 2--Acceptance for Payment and Payment for Units; Proration and
            Section 4--Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Units tendered by a Unitholder if a total of more than 2,750,469 Units are tendered and the Unitholder does not select the 'All or None' option.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 2,750,469 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 2,750,469 UNITS FROM TENDERING UNITHOLDERS (WHO DO NOT ELECT THE 'ALL OR NONE' OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase prior to the Expiration Date, to terminate the Offer and not accept for payment any Units, and (iii) to amend the Offer in any respect prior to the Expiration Date. Notice of any such extension, termination, or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

March 30, 2007

IMPORTANT

Any Unit holder desiring to tender any or all of such Unit holder's Units should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on purple paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson Fuller, LP (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                             Telephone: 800-854-8357
                             Facsimile: 925-631-9119
                         E-Mail Address: offers@mpfi.com

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357.

-----------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

-----------------------

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET.............................................................5
INTRODUCTION...................................................................8
TENDER OFFER..................................................................10
Section 1.  Terms of the Offer................................................10
Section 2. Acceptance for Payment and Payment for Units;Proration.............11
Section 3. Procedures for Tendering Units.....................................11
Section 4. Withdrawal Rights..................................................13
Section 5. Extension of Tender Period; Termination; Amendment.................13
Section 6. Material Federal Income Tax Consequences...........................14
Section 7. Effects of the Offer...............................................16
Section 8.  Future Plans......................................................16
Section 9. The Business of the Company........................................17
Section 10. Conflicts of Interest.............................................17
Section 11. Certain Information Concerning the Purchasers.....................17
Section 12. Source of Funds...................................................18
Section 13. Conditions of the Offer...........................................18
Section 14. Certain Legal Matters.............................................19
Section 15. Fees and Expenses.................................................20
Section 16. Miscellaneous.....................................................20
SCHEDULE I....................................................................21

                               SUMMARY TERM SHEET

The Purchasers are offering to purchase up to 2,750,469 Class 1 or Class 2 units of limited liability company interest (the "Units") for $1.40 per Unit in cash. The following are some of the questions that you, as a Unit holder of the Company, may have and answers to those questions. The information in this summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase your Units is being made jointly by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC. Each of the entity Purchasers is a real estate investment fund managed or advised by MacKenzie Patterson Fuller, LP, a private, independent real estate investment firm or its affiliate Sutter Capital Management, LLC. None of these entities is affiliated with the Company or its Board.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 2,750,469 Class 1 or Class 2 Units of limited liability company interest, which are two of the classes of units issued to investors in the Company. We are not offering to purchase Series B Preferred units or Class 3 units. Neither does the Offer apply to Class 1 Units that were converted into the right to receive $2.78 per Unit, less distributions paid from July 1, 2005 through June 30, 2006, or approximately $2.70 per Unit, by June 2007 pursuant to the exercise of the Put Right.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $1.40 per Unit, net to you in cash, less the amount of any distributions declared or made with respect to the Units between March 30, 2007 and the date the Offer expires. The Offer price would be reduced by the amount of distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. If you tender your Units to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Units sought is purchased, the Purchasers' capital commitment will be approximately $3,850,657. The Purchasers have an aggregate of approximately $44 million in total assets at their disposal to fund payment to selling Unit holders. The Purchasers currently have sufficient funded capital to fund all of their commitments under this Offer and all other tender offers they may be presently making.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate resources and no intention to take control of the Company, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 11:59 p.m., Pacific Time, on May 14, 2007, to decide whether to tender your Units in the Offer.

WILL ALL OF THE UNITS I TENDER BE ACCEPTED BY THE PURCHASERS?

The Purchasers desire to purchase up to 2,750,469 Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,750,469, we will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 2,750,469 Units are so tendered and not withdrawn, we will accept for payment and pay for 2,750,469 Units so tendered, pro rata according to the number of Units so tendered, adjusted by rounding down to the nearest whole number of Units tendered by each Unit holder to avoid purchases of fractional Units, as appropriate. However, you have the option to sell `All or None' of your Units by checking the appropriate box on the Letter of Transmittal. If you check that box, we will not purchase your Units if more than 2,750,469 Units are tendered, and you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Units; Proration and Section 4. Withdrawal Rights.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the day after the day on which the Offer was scheduled to expire. You can check our website at www.mpfi.com (click on MPF Tenders) to see if it has been extended.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on a minimum number of Units tendered, the availability of financing, or the success of the offer. However, we may not be obligated to purchase any Units if certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Units which are validly tendered if, among other things, there is a material adverse change in the Company or its business. Please see the discussion in Section 13, Conditions of the Offer, for a description of all conditions. Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

WHEN WILL YOU PAY ME FOR THE UNITS I TENDER?

Upon the Expiration of the Offer and our acceptance of the Units you tender, we will pay you upon confirmation that the Board will either transfer the Units or recognize the change of address for distributions and correspondence on the Units.

HOW DO I TENDER MY UNITS?

To tender your Units, you must deliver a completed Letter of Transmittal (printed on purple paper), to the Depositary at: MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile
Transmission: 925-631-9119), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered Units at any time until the Offer has expired and, if we have not agreed to accept your Units for payment by May 29, 2007, you can withdraw them at any time after such time until we do accept your Units for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

To withdraw Units, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Units.

WHAT DOES THE COMPANY'S BOARD THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the Board. The Board may be expected to respond with the Company's position on the offer in the next two weeks.

WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

The Company reported 314 holders of its outstanding Class 1 and 2 Units as of March 27, 2007. If the total number of Unit holders is below 300, the Company can elect to discontinue its status as a public reporting company. In fact, the Company has announced that it plans to so discontinue its status once it gets below 300 holders, which it plans to attempt to do in the fourth quarter of 2007. However, there has never been a public trading market for the Units and none is expected to develop, so the Company's status as a public company will not affect a trading market in the Units. A change in the Company's status as a public company could reduce the information available to Unit holders about the Company in the event the information required by the Operating Agreement is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission. Further, such potential deregistration would result in the loss of the other protections afforded by registration.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY UNITS?

The Purchasers do not anticipate that Units held by non-tendering Unit holders will be affected by the completion of the offer.

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE COMPANY?

The Purchasers have no present intention to seek control of the Company or to change the management or operations of the Company. The Purchasers do not have any present intention to take action in connection with the liquidation of the Company or with any extraordinary transaction concerning the Company or its assets. Although the Purchasers do not have any present intention to take any action with respect to management or control of the Company, the Purchasers reserve the right, at an appropriate time, to exercise their rights as members to vote on matters subject to a member vote, including any vote affecting the sale of the Company's assets and the liquidation and dissolution of the Company. The Operating Agreement of the Company prohibits any member from owning more than 10% of the outstanding Units of the Company, so the Purchasers will not be in a position to control the Company by virtue of their ownership of Units.

WHAT IS THE MARKET VALUE OF MY UNITS?

The Units do not have a readily ascertainable market value, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. According to the Company, "There is no public trading market for any of the Classes of Units and there can be no assurance that a market will ever develop." (Annual Report on Form 10-K filed March 31,
2006). The Purchasers review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported no trading prices on secondary markets during the 3rd Quarter 2006 and no trading prices on secondary markets in Nov/Dec 2006, respectively. The American Partnership Board, another independent, third-party source, reported no trades in January 2007. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. Further, the Company disclosed that its subsidiary purchased 16,209 Class 1 and 2 Units in the third quarter of 2006 for an average price of $1.81 per Unit (not including redeemed Units). The Purchasers are unaware of any other recent trading prices. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Company could have an estimated liquidation value of approximately $2.70 per Unit, or higher. This estimate is based upon the price at which Class 1 Units will be redeemed for those Unit holders who exercised the Put Right of the Class 1 Units in September 2005. It should be noted, that the Purchasers have not made an independent appraisal of the Units or the Company's properties, and are not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by Unit holders for the may not vary substantially from this estimate. The Class 1 Units may be converted into Class 2 or Class 3 Units. The Class 2 Units also have a Put Right that may be exercised in 2010 for redemption by June 30, 2012. The exercise price in 2010 may be higher or lower than $2.70 per Unit.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Patterson Fuller, LP, toll-free, at 800-854-8357.

To the Unit holders of JCM PARTNERS, LLC:

                                  INTRODUCTION

      The Purchasers hereby offer to purchase 2,750,469 Units at a purchase price of $1.40 per Unit ("Offer Price"), less the amount of any distributions declared or paid with respect to the Units between March 30, 2007, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Purchasers are unaware of any distributions declared or paid since March 30, 2007. Unit holders who tender their Units will not be obligated to pay any Company transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The
Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

      For further information concerning the Purchasers, see Section 11 below and Schedule I. None of the Purchasers or the Depositary is affiliated with the Company or the Company's Board. The address of the Company's principal executive offices is 2151 Salvio Street, Suite 325, Concord, CA 94520, and its phone number is (925) 676-1966

Unit holders are urged to consider the following factors:

      o The Offer will provide Unit holders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unit holders may have a more immediate need to use the cash now tied up in an investment in the Units and may wish to sell them to the Purchasers.

      o Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Company from property dispositions or operations from future development, if any, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Company.

      o The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $1.40 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Company could have an estimated liquidation value of approximately $2.70 per Unit. This estimate is based upon the price at which Class 1 Units will be redeemed for those Unit holders who exercised the Put Right. There can be no assurance as to the timing or amount of any future Company distributions, and there can be no assurance that the Purchasers' estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

      o The Depositary, MacKenzie Patterson Fuller, LP, is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid; however, neither the Depository nor the Purchasers has any rights with respect to the Units prior to the Expiration Date and acceptance by the Purchasers for payment. Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

      o The Offer allows Unitholders the option to sell 'All or None' of their Units, thereby allowing Unitholders the option to avoid proration if more than 2,750,469 Units are tendered. See Section 2--Acceptance for Payment and Payment for Units; Proration and
            Section 4--Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Units tendered by a Unitholder if a total of more than 2,750,469 Units are tendered and the Unitholder does not select the 'All or None' option.

Establishment of the Offer Price

      The Purchasers have set the Offer Price at $1.40 per Unit, less the amount of any distributions declared or made with respect to the Units between March 30, 2007 and the Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Units and the resulting lack of liquidity of an investment in the Company; (ii) the estimated value of the Company's real estate assets; and (iii) the costs to the Purchasers associated with acquiring the Units.

      The Company made the following statements in its Annual Report on Form 10-K filed March 31, 2006: "There is no public trading market for any of the Classes of Units and there can be no assurance that a market will ever develop." The lack of any public market for the sale of Units means that Unit holders have limited alternatives if they seek to sell their Units. As a result of such limited alternatives for Unit holders, the Purchasers may not need to offer as high a price for the Units as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Units upon consummation of the purchase. The Purchasers review of independent secondary market reporting publications such as Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported no trading prices on secondary markets during the 3rd
Quarter 2006 and no trading prices on secondary markets in Nov/Dec 2006, respectively. The American Partnership Board, another independent, third-party source, reported no trades in January 2007. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. Further, the Company disclosed that its subsidiary purchased 16,209 Class 1 and 2 Units in the third quarter of 2006 for an average price of $1.81 per Unit (not including redeemed Units). The Purchasers are unaware of any other recent trading prices.

      The Purchasers are offering to purchase Units which are an illiquid investment and are not offering to purchase the Company's underlying assets. The Company has disclosed that certain Class 1 Unit holders have elected to have the Company redeem their units at $2.78 less distributions paid from July 1, 2005 through June 30, 2006, or approximately $2.70 per Unit (see Quarterly Report on Form 10-Q for the period ending September 30, 2006). The Company will pay redeeming unit holders on or prior to June 30, 2007. Those Unit holders that did not exercise their put right forfeited it, and may now only convert into Class 2 Units, which have a put right requiring the Company to pay the Exercise Price, if exercised, by June 30, 2012 (which price will be determined at the time the put rights are exercised). The Purchasers' valuation is based upon the Class 1 Unit exercise price mentioned above, but the remaining Class 1 and Class 2 Units may not be redeemed until June 30, 2012. Accordingly, that exercise price is only one factor used by the Purchasers in arriving at the Offer Price.

      The Offer Price represents the price at which the Purchasers are willing to purchase Units. The Purchasers arrived at the $1.40 Offer Price by applying a liquidity discount to their calculations of Estimated Liquidation Value of the Company's assets, after deducting selling and liquidation costs. The Purchasers apply such a discount with the intention of making a profit by holding on to the Units until the Company is liquidated or the Units are redeemed. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and consult with their own advisers, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

      The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 2,750,469 Units pursuant to this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Company's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

      Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Company or the Board, has been derived from information provided in reports filed by the Company with the Securities and Exchange Commission.

      Tendering Unit holders will not be obligated to pay transfer fees, brokerage fees, or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase up to 2,750,469 Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,750,469, we will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 2,750,469 Units are so tendered and not withdrawn, we will accept for payment and pay for 2,750,469
Units so tendered, pro rata according to the number of Units so tendered, adjusted by rounding down to the nearest whole number of Units tendered by each Unit holder to avoid purchases of fractional Units, as appropriate. However, you have the option to sell `All or None' of your Units by checking the appropriate box on the Letter of Transmittal. If you check that box, we will only purchase your Units if we can purchase all of your Units; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Units; Proration and Section 4. Withdrawal Rights.

      If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

      Unit holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 11:59 p.m., Pacific Time, on May 14, 2007, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

      The Offer is  conditioned  on  satisfaction  of  certain  conditions.  See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unit holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Units upon confirmation that the Board will either transfer the Units or recognize the change of address for distributions and correspondence on the Units, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Units following expiration.

      The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

      Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs. However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.

Section 2. Acceptance for Payment and Payment for Units Acceptance for Payment and Payment for Units; Proration. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon confirmation that the Board will either transfer the Units or recognize the change of address for distributions and correspondence on the Units. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

      The Purchasers desire to purchase up to 2,750,469 Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,750,469, we will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 2,750,469 Units are so tendered and not withdrawn, we will accept for payment and pay for 2,750,469 Units so tendered, pro rata according to the number of Units so tendered, adjusted by rounding down to the nearest whole number of Units tendered by each Unit holder to avoid purchases of fractional Units, as appropriate.

      In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

      Unitholders may indicate, by checking a box on the Letter of Transmittal (the 'All or None' Box), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. See Section 4--Withdrawal Rights. If more than 2,750,469 Units have been properly tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.

      For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unit holders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unit holders.

      Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

      If any tendered Units are not purchased for any reason (other than due to proration as described above), the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units and such Units may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the Units deposited by or on behalf of the Unit holder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

      If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on purple paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit holder may tender any or all Units owned by such Unit holder.

In order for a tendering Unit holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 11:59 p.m., Pacific Time, on May 14, 2007, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unit holder must provide the Depositary with such Unit holder's correct taxpayer identification number and make certain certifications that such Unit holder is not subject to backup federal income tax withholding. Each tendering Unit holder must insert in the Letter of Transmittal the Unit holder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Company liabilities allocable to each Unit tendered, each Unit holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unit holder's taxpayer identification number and address and that the Unit holder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unit holder irrevocably appoints the designees of the Purchasers as such Unit holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unit holder's rights with respect to the Units tendered by such Unit holder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unit holder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unit holder as they in their sole discretion may deem proper at any meeting of Unit holders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unit holder also assigns to the Purchasers all of the Unit holder's rights to receive distributions from the Company with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit holder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit holder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unit holder's representation and warranty that (i) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unit holders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the

Units) or have loaned the Units to a short seller. Because of the nature of limited liability company interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after May 29, 2007.

      For withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

      If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

      Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

      Automatic Withdrawal Option. Unitholders may indicate, by checking a box on the Letter of Transmittal (the 'All or None Box'), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If at any time during the day of the Expiration Date more than 2,750,469 Units have been properly tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will deem all Units from Unitholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Unitholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Letter of Transmittal with their preferred election, in the manner described in Section 3 herein.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to terminate the Offer and not accept for payment any Units by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary prior to the Expiration Date. Any extension, termination, or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the

Exchange Act), the Purchasers will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release. The Purchasers may also be required by applicable law to disseminate to Unit holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer. The Purchasers will not provide a subsequent offering period following the Expiration Date.

      If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may be withdrawn to the extent tendering Unit holders are entitled to withdrawal rights as described in Section 4 (generally, if notice of withdrawal is given to the Depository prior to the Expiration Date). However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer, except that the Purchasers may delay payment until they receive confirmation that the Board will either transfer the Units or recognize the change of address for distributions and correspondence on the Units.

      If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, Pacific Time. Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials.

Section 6. Material Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNIT HOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unit holders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNIT HOLDER TENDERING UNITS SHOULD CONSULT SUCH UNIT HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

      The following discussion is based on the assumption that the Company is treated as a Company for federal income tax purposes and is not a "publicly traded Company" as that term is defined in the Code. Certain Companys are classified as "publicly traded Companys" and, subject to certain exceptions, are taxed as corporations for federal income tax purposes. A Company is a publicly traded Company if the Company interests are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent of a secondary market). The Units are not traded on an established securities market. In the unlikely event that the Company becomes a "publicly traded Company" and is not excepted from federal income tax, there would be several adverse tax consequences to the Unit holders. For instance, the Company would be regarded as having transferred all of its assets (subject to all of its liabilities) to a newly-formed corporation in exchange for stock which would be deemed distributed to the Unit holders in liquidation of their interests in the Company. In addition, if the Company is deemed to be a "publicly traded Company," then special rules under Code Section 469 govern the treatment of losses and income of the Company. We cannot assure you that the Company will not be treated as a publicly traded Company because the IRS could determine that the Units are readily traded on a secondary market by virtue of the fact that there have been some tender offers and auction trades of Units, however unlikely and inconsistent with the

Code that would be.

Gain or Loss. A taxable Unit holder will recognize a gain or loss on the sale of such Unit holder's Units in an amount equal to the difference between (i) the amount realized by such Unit holder on the sale and (ii) such Unit holder's adjusted tax basis in the Units sold. The amount realized by a Unit holder will include the Unit holder's share of the Company's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unit holder reports a loss on the sale, such loss generally could not be currently deducted by such Unit holder except against such Unit holder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

      The adjusted tax basis in the Units of a Unit holder will depend upon individual circumstances. (See also "Company Allocations in Year of Sale" below.) Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the Unit holder's adjusted tax basis in the Unit holder's Units and the resulting tax consequences of a sale.

      If any portion of the amount realized by a Unit holder is attributable to such Unit holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unit holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit holder's recognizing ordinary income with respect to the portion of the Unit holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

      A tax-exempt  Unit holder  (other than an  organization  described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unit holder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Company Allocations in Year of Sale. A tendering Unit holder will be allocated the Unit holder's pro rata share of the annual taxable income and losses from the Company with respect to the Units sold for the period through the date of sale, even though such Unit holder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Company distributions for such period would affect a Unit holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit holder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a Company are sold or exchanged within a single 12-month period, such Company generally will terminate for federal income tax purposes. It is possible that the Company could terminate for federal income tax purposes as a result of consummation of the Offer (if another 40% had transferred in the same period, which is not likely), although the Operating Agreement prevents transfers of Units that would cause such a termination. A tax termination of the Company could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Company tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

Suspended "Passive Activity Losses". A Unit holder who sells all of the Unit holder's Units would be able to deduct "suspended" passive activity losses from the Company, if any, in the year of sale free of the passive activity loss limitation. As a member of the Company, which was engaged in real estate activities, the ability of a Unit holder, who or which is subject to the passive activity loss rules, to claim tax losses from the Company was limited. Upon sale of all of the Unit holder's Units, such Unit holder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unit holder's Units and then against income from any other source.

Foreign Unit holders. Gain realized by a foreign Unit holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a Company interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unit holder from the purchase price payment to be made to such Unit holder unless the Unit holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit holder's TIN, that such Unit holder is not a foreign person and the Unit holder's address. Amounts withheld would be creditable against a foreign Unit holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

Limitations on Resales. The Purchasers do not believe the provisions of the Operating Agreement should restrict transfers of Units pursuant to the Offer, although no more than 50% of the Units may be transferred in any 12-month period. This limitation will not affect the tender of Units under this Offer because, first, it is highly unlikely that another 40% of the Units of the Company have transferred in that period, and second, because subject to the terms of the Offer, we will pay for the Units upon confirmation that the Board will either transfer the Units or recognize the change of address for distributions and correspondence on the Units, and, under the terms of the Letter of Transmittal, we will take a power of attorney over your Units that will permit us to change the address to which distributions are sent. We will then wait to transfer the Units tendered until the Company can effect the transfer of record title in accordance with the Operating Agreement. Further, the Operating Agreement prohibits any member from owning 10% of the Outstanding Units, but this Offer is for only 9.93% of outstanding Class 1 and 2 Units not owned by the Company's subsidiary, or 6.7% of all outstanding Class 1 and Class 2 Units, and an even lesser percentage of all outstanding Units.

Effect on Trading Market. If a substantial number of Units are purchased pursuant to the Offer the result would be a reduction in the number of Unit holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and none is expected to develop. Therefore, the Purchasers do not believe a reduction in the number of Unit holders will materially further restrict the Unit holders' ability to find purchasers for their Units through secondary market transactions.

Voting Power of Purchasers. If the Purchasers acquire a significant number of the Units sought hereunder could give the Purchasers a significant, but not controlling, voting interest in matters subject to a member vote. Votes of Unit holders would only be solicited, if ever, for matters affecting the fundamental structure of the Company, such as the sale of the properties and termination of the Company, and the affirmative vote of more than 50% of the outstanding Units (not a mere quorum) is required to effect action. The Purchasers and their affiliates do not intend to call for any such vote in the foreseeable future. A Unit holder who tenders Units to the Purchasers grants a proxy to the Purchasers as of the date of acceptance of the tender, granting the Purchasers the right to vote such Units it their sole discretion as to any matters for which the Company has established a record date prior to the time such. Units are transferred by the Company to the Purchasers. The Purchasers reserve the right to exercise any and all rights they might hold in the event that any vote is called by the Board, or if, in the future, changes in circumstances would dictate that they or other members exercise their right to call a vote. The Operating Agreement of the Company prohibits any member from owning more than 10% of the outstanding Units of the Company, so the Purchasers will not be in a position to control the Company by virtue of their ownership of Units.

Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Company furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Company if the number of record holders falls below 300, or below 500 if the Company's total assets are below $10 million for three consecutive preceding fiscal years. The Company reported a total of 314 members as of March 27, 2007, but the Purchasers are offering to purchase up to 2,750,469 Units. Further, the Company has announced that it plans on trying to get the number of holders below 300 so that it can de-register. It is also likely that the Offer could result in the total number of Unit holders falling below the foregoing 300 holder level. As disclosed by the Company in its public reports, however, there has never been a public trading market for the Units and none is expected to develop, so the Company's status as a public company will not affect a trading market in the Units. A change in the Company's status as a public company could reduce the information available to Unit holders about the Company in the event the information required by the Operating Agreement is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of 2,750,469 Units. If the Purchasers acquire fewer than 2,750,469 Units pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Units pursuant to one or more future tender offers at the same price, a higher price or, if the Company's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Units after termination of the Offer, regardless of the number of Units purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 2,750,469 Units in this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Company's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

      The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Company or to change the management or operations of the Company. The Purchasers do not have any present intention to take any action in connection with the liquidation of the Company. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as members to vote on matters subject to a member vote, including, but not limited to, any vote to affecting the sale of the Company's properties and the liquidation and dissolution of the Company. Except as expressly set forth herein, the Purchasers have no present intention to seek control of the Company, to cause the Company to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any Company, to make any change in the distribution policies, indebtedness or capitalization of any Company or to change the structure, management or operations of the Company, the listing status of the Units or the reporting requirements of the Company. The Operating Agreement of the Company prohibits any member from owning more than 10% of the outstanding Units of the Company, so the Purchasers will not be in a position to control the Company by virtue of their ownership of Units.

Section 9. The Business of the Company. For information about the Company, please refer to the annual report prepared by the Company which was sent to you earlier, particularly Item 2 of Form 10-K, the Quarterly Reports on Form 10-Q, Forms 8-K, and any other materials sent to you by the Company. These documents contain updated information concerning the Company, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the Company is subject to the information and reporting requirements of the Exchange Act and information about the Company can be obtained on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C.

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary's role is administrative only, however, and any conflict of interest should not be deemed material to Unit holders.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556.

      The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements or financial statements prepared in accordance with generally accepted accounting principles. MacKenzie Patterson Fuller, LP and its affiliates have been in the business of purchasing illiquid real estate securities, both in open market transactions and by means of tender offers, since 1982 and have acquired more than $75 million in such securities for affiliated portfolios during the last ten years. The Purchasers have aggregate assets that are more than sufficient to fund their collective obligation to purchase Units in this Offer and any other outstanding tender offers.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on
Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Company or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and
(vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. .

Section 12. Source of Funds. The Purchasers expect that approximately $3,850,657 would be required to purchase 2,750,469 Units, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing capital and assets. The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date. As of the Offer Date, the Purchasers are unaware of any such required authorizations, approvals, or waiting periods relating to this Offer.

      The Purchasers shall not be required to accept for payment or pay for any Units and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

      (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Company's Unit holders, (iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer (see the discussion of such benefits in the Summary Term Sheet and Introduction sections of the Offer to Purchase) or
(v) materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Company, in the reasonable judgment of the Purchasers;

      (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

      (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in the reasonable judgment of the Purchasers, is or will be materially adverse to the Company, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or will have a material adverse effect on the value of the Units;

      (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

      (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

      The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. However, if we waive a certain condition for one tendering Unitholder, we will waive that condition for all Unitholders tendering Units. Any determination by the Purchasers concerning the events described above will be final and binding upon all parties, subject, of course, to the parties' ability to seek review of any contested determination by an arbitrator pursuant to Section 16.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not Companys. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson Fuller, LP, an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

March 30, 2007

MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

      The Purchasers are MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC. Each of the entity Purchasers is organized as a limited liability company or limited partnership. The Manager of each of the limited liability company Purchasers and the general partner of each of the limited partnership Purchasers is MacKenzie Patterson Fuller, LP or its affiliate Sutter Capital Management, LLC. The names of the directors and executive officers of MacKenzie Patterson Fuller, LP are set forth below. Sutter Capital Management, LLC is wholly owned by MPF Advisers, LP, an affiliate of MacKenzie Patterson Fuller, LP. The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Units among them in such manner and proportions as they may determine in the future. Each of the entities is organized in California. The Purchasers intend, if the Offer is fully subscribed, to allocate the Units among themselves as follows: 10% to MPF-NY 2007, LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, and MPF ePlanning Opportunity Fund, LP; 6% to MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Blue Ridge Fund I, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, and MPF DeWaay Fund 5, LLC; 5% to MPF Badger Acquisition Co., LLC and MPF Special Fund 8, LLC; 4% to MPF Blue Ridge Fund II, LLC and MPF Flagship Fund 11, LLC; 3% to MPF Special Fund 9, LLC. We will determine modifications to this allocation based upon the number of Units tendered. Priority is given to Purchasers which already hold Units, then to Purchasers which raised capital first, then to the remaining Purchasers in equal shares. Units will be allocated according to this priority until the maximum number of Units listed above are allocated to Purchasers within a given priority, then Units will be allocated similarly among Purchasers in the next level of priority, until all Units are allocated; provided that MPF-NY 2007 will receive at least 10% of all Units tendered.

MacKenzie Patterson Fuller, LP

The names of the directors and executive officers of MacKenzie Patterson Fuller, LP are set forth below. Each individual is a citizen of the United States of America. The principal business address of MacKenzie Patterson Fuller, LP, each Purchaser, and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100. The general partner is BC-GP, Inc., a California corporation owned by the limited partners.

C.E. Patterson is President and a director of MacKenzie Patterson Fuller, LP, which acts as manager and general partner of a number of real estate investment vehicles, and has served in those positions since January 1989. In 1981, Mr. Patterson founded Patterson Financial Services, Inc. (now MPF Advisers, LP), a registered investment adviser ("MPFA"), with Berniece A. Patterson, as a financial planning firm, and he has served as its President since that date. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of MPFA, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. Mr. Patterson previously served as president of Host Funding, Inc., an owner of lodging properties, from December 1999 through 2003. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., a closely held real estate investment company. Mr. Patterson, through his affiliates, manages a number of investment and real estate companies.

Berniece A. Patterson is a director of MacKenzie Patterson Fuller, LP and has served in that capacity since January 1989. In 1981, Ms. Patterson and C.E. Patterson established MPFA. She has served as Chair of the Board and Secretary of MPFA since that date. Her responsibilities with MPFA include oversight of administrative matters and monitoring of past projects underwritten by MPFA. Since October 1990, Ms. Patterson has served as Chief Executive Officer of Pioneer Health Care Services, Inc. and Santa Rita Care Center, LLC and is responsible for the day-to-day operations of their two nursing homes and over 200 employees.

Glen W. Fuller became senior vice president and a director of MacKenzie Patterson Fuller, LP in May 2000. Since 2004 he has been a director and vice president of MPFA. Prior to becoming senior vice president, from August 1998 to April 2000, he was with MacKenzie Patterson Fuller, LP as a portfolio manager and research analyst. From

December 1999 to 2003, Mr. Fuller served as an officer and director of Host Funding, Inc. Prior to joining MacKenzie Patterson Fuller, LP, from May 1996 to July 1998, Mr. Fuller ran the over-the-counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer. Mr. Fuller was formerly a NASD-registered options principal and registered bond principal, and he held his NASD Series 7, general securities license (now inactive). Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Chip Patterson is senior vice president, general counsel, and a director of the MacKenzie Patterson Fuller, LP Since 2004 he has been a director and vice president of MPFA. Prior to joining MacKenzie Patterson Fuller, LP in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP from August 2000 to January 2003. From August 1997 to May 2000 he attended the University of Michigan Law School, where he graduated magna cum laude with a Juris Doctor Degree. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years, from June 1994 to June 1997. He graduated with high distinction and Phi Beta Kappa from the University of California at Berkeley with a Bachelor of Arts Degree in Political Science. He also has prior experience in sales, retail, and banking.

Christine Simpson is vice president of MacKenzie Patterson Fuller, LP and MPFA and is responsible for the day-to-day management of research and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson Fuller, LP Ms. Simpson has served in that position since January 1997; from January 1994 until her promotion to vice president, she was a research analyst with MacKenzie Patterson Fuller, LP She joined MacKenzie Patterson Fuller, LP as an administrative assistant in July 1990. Ms. Simpson received her Bachelor of Arts degree in Management from Saint Mary's College of California in May 2005 and her Master of Science in Financial Analysis and Investment Management from Saint Mary's College of California in October 2006.

Robert E. Dixon is senior vice president and a director of MPFA and MacKenzie Patterson Fuller, LP and has served as an officer and director of Sutter Holding Company, Inc. since March 2002. Mr. Dixon received his Bachelor's degree in economics from the University of California at Los Angeles in 1992. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. From October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998. In July of 1998 he began buying and selling securities for his own account and those of the entities he controlled, and he was principally engaged in that activity until May 2005, when he rejoined MPFA. Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997.

Andrea K. Meyer is vice president of Trading and Portfolios for MPFA and MacKenzie Patterson Fuller, LP As vice president of Trading and Portfolios, Ms. Meyer is responsible for handling the day-to-day operations of the trading department. She graduated from St. Mary's College of California in 1997 with a Bachelor of Science in Business Administration with a concentration in Finance and a Minor in Accounting. Prior to joining MPFA in 1998, she worked for a year for State Street Bank and Trust, one of the leading financial services specialists worldwide, as a portfolio accountant.

                                 Exhibit (a)(2)

                              LETTER OF TRANSMITTAL

To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unit holder. Please use the pre-addressed, postage-paid envelope provided. This Letter of Transmittal is to be completed by holders of Units of limited liability company interest in JCM PARTNERS, LLC (the "Company"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the same meanings as in the Offer to Purchase.

                                                  11020   THE OFFER, WITHDRAWAL RIGHTS,  AND PRORATION PERIOD WILL
                                                          EXPIRE AT 11:59 P.M., PACIFIC TIME, ON MAY 14, 2007 (THE
      Name: _________________________________             "EXPIRATION DATE") UNLESS EXTENDED.
                                                          Deliver to:       MacKenzie Patterson Fuller, LP
      Address: ______________________________                               1640 School Street
                                                                            Moraga, California 94556
      City, State, ZIP: _____________________             For Assistance:   (800) 854-8357
                                                          Facsimile:        (925) 631-9119
      Units Owned: __________________________             E-Mail Address:   offers@mpfi.com
                                                          (PLEASE INDICATE CHANGES OR  CORRECTIONS TO  THE ADDRESS
                                                          IN THE BOX TO THE LEFT)

               PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

To whom it may concern:

The undersigned hereby tenders to MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC (collectively the "Purchasers") all of the Class 1 or Class 2 Units of limited liability company interest ("Units") in the Company held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box), at a purchase price equal to $1.40 per Unit, less the amount of any distributions made or declared with respect to the Units between March 30, 2007 and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2007 (the "Offer to Purchase") and in this Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged. The undersigned recognizes that, if more than 2,750,469 Units are validly tendered prior to or on the Expiration Date and not properly withdrawn, the Purchasers will, upon the terms of the Offer, accept for payment from among those Units tendered prior to or on the Expiration Date 2,750,469 Units on a pro rata basis, with adjustments to avoid purchases of certain fractional Units, based upon the number of Units validly tendered prior to the Expiration Date and not withdrawn. Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned sells, assigns, and transfers to, Purchasers all right, title, and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Company, together with all accompanying evidences of transfer and authenticity, to the Purchasers and, upon acceptance of the tender of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Company as a substitute Member under the terms of the Operating Agreement of the Company. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned's rights to receive distributions from the Company with respect to Units which are purchased pursuant to the Offer, other than distributions declared or paid through the Expiration Date and to change the address of record for such distributions on the books of the Company. Upon request, the Seller will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer, and purchase of such Units.

The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby and has full power and authority to validly tender, sell, assign, and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer, and purchase of Units tendered hereby. The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to MacKenzie Patterson Fuller, LP at 1640 School Street, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the
Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

Arbitration Agreement: The Purchaser and the undersigned agree that any dispute, claim, or controversy arising out of a purchase of Units shall be resolved by submission to binding arbitration in Oakland, California before a retired judge, and all parties agree to be subject to jurisdiction in California. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS. The arbitrator selected must follow applicable Federal securities laws and California law and the rules of JAMS consistent herewith. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in a court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration; provided that the prevailing party shall be entitled to recover expenses including but not limited to attorney fees, arbitrator fees, and filing fees. Neither party is waiving any rights under the federal securities laws, rules, or regulations. All matters relating to this arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).

--------------------------------------------------------------------------------

BOX A -- Medallion Signature Guarantee--          X___________________________________________________
PLEASE DO NOT USE FOR ANY OTHER PURPOSE                  (Signature of Owner)                Date
(Required for all Sellers; See Instruction 1)
                                                  X___________________________________________________
                                                         (Signature of Owner)                Date

                                                   Taxpayer I.D. or Social # _________________________

                                                   Telephone No.  (day) ______________________________

                                                                  (eve.) _____________________________

                                                  _______  Units  |_| SELL ALL OR NONE (check this box
                                                                      if you wish to sell your Units ONLY
                                                                      if ALL your Units will be purchased).

--------------------------------------------------------------------------------

Please sign exactly as your name is printed (or corrected) above, and insert your Taxpayer Identification Number or Social Security Number in the space provided. For joint owners, each joint owner must sign. (See Instruction 1). The signatory hereto hereby certifies under penalties of perjury the statements in Box B, Box C and, if applicable, Box D. If the Owner is tendering less than all Units held, the number of Units tendered is set forth above. Otherwise, all Units held by the undersigned are tendered hereby.

--------------------------------------------------------------------------------

================================================================================
                                      BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 3 - Box B)
================================================================================

The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:

      (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unit holder, or if this box [ ] is checked, the Unit holder has applied for a TIN. If the Unit holder has applied for a TIN, a TIN has not been issued to the Unit holder, and either: (a) the Unit holder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unit holder intends to mail or deliver an application in the near future (it being understood that if the Unit holder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unit holder thereafter will be withheld until a TIN is provided to the Purchasers); and

      (ii) Unless this box [ ] is checked, the Unit holder is not subject to backup withholding either because the Unit holder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unit holder is subject to backup withholding as result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unit holder is no longer subject to backup withholding.

Note: Place an "X" in the box in (ii) if you are unable to certify that the Unit holder is not subject to backup withholding.

================================================================================
                                      BOX C
                                FIRPTA AFFIDAVIT
                           (See Instruction 3 - Box C)
================================================================================

Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a Company if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the Company interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unit holder's interest in the Company, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:

      (i) Unless this box [ ] is checked, the Unit holder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate, or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unit holder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unit holder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.

The  person   signing  this  Letter  of   Transmittal   understands   that  this
certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.

================================================================================
                                      BOX D
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box D)
================================================================================

By checking this box |_|, the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unit holder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unit holder:

      (i)   Is  a  nonresident  alien  individual  or  a  foreign   corporation,
            partnership, estate, or trust;

      (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and

      (iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

                                  INSTRUCTIONS

              Forming Part of the Terms and Conditions of the Offer

1. Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unit holder must sign at the "X" on the bottom of the first page of this Letter of Transmittal and insert the Unit holder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by the registered Unit holder of the Units, a Medallion signature guarantee on this Letter of Transmittal is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association, or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), a Medallion signature guarantee is required. In all other cases, signatures on this Letter of Transmittal must be Medallion guaranteed by an eligible institution, by completing the signature guarantee set forth in BOX A of this Letter of Transmittal. If any tendered Units are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the Depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unit holders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

2. Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

3. U.S. Persons. A Unit holder who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust, or a domestic estate (collectively "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

      Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unit holder must provide to the Purchasers the Unit holder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature line and certify, under penalties of perjury, that such Unit holder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unit holder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unit holder being subject to backup withholding. Certain Unit holders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

      Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Unit holder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unit holder's TIN and address, and that the Unit holder is not a foreign person. Tax withheld under
      Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

4. Foreign Persons. In order for a Unit holder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unit holder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under Section 1445 of the Code.

5. Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357.

                                 Exhibit (a)(3)

March 30, 2007

TO:         UNIT HOLDERS OF JCM PARTNERS, LLC

SUBJECT:    OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 2,750,469 Class 1 or Class 2 Units of limited liability company interest (the "Units") in JCM PARTNERS, LLC (the "Company") at a purchase price equal to:

                                 $1.40 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in JCM PARTNERS, LLC without the usual transaction costs associated with market sales or Company transfer fees. Reasons you may wish to sell your Units include:

      o UNCERTAINTY OF COMPANY TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. Management has given no indication when the Company will be liquidating. Therefore, investors may not see liquidity for some time. Most Class 1 Unit holders have elected to have the Company redeem their units at $2.78 less distributions paid from July 1, 2005 through June 30, 2006, or approximately $2.70 per Unit. The Company will pay redeeming unit holders on or prior to June 30, 2007. Those Unit holders that did not exercise their put right forfeited it, and may now only convert into Class 2 Units, which have a put right requiring the Company to pay the Exercise Price, if exercised, by June 30, 2012. Thus, if you did not exercise your put right, you may not receive any liquidity options until 2012.

      o     ILLIQUIDITY  OF  UNITS.  The  relative   illiquidity  of  the  Units
            resulting from the absence of a formal trading market makes the Units difficult to sell.

      o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Company with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

      o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited liability company units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) May 14, 2007.

                                 Exhibit (a)(4)

             [Published March 30, 2007 in Investor's Business Daily]

This announcement is neither an offer to buy nor a solicitation of an offer to sell Units. The Offer is being made solely by the formal Offer to Purchase forwarded to Unit holders of record and is not being made to, and tenders will not be accepted from or on behalf of, Unit holders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, Blue Sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH:

Up to 2,750,469 Class 1 and Class 2 Units of Limited Liability Company Interest
   of JCM Partners, LLC, a Delaware limited liability company (the "Company")
                                  at a price of
                                 $1.40 per Unit
                                       by:

  MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4,
   LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue
  Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
    Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF
                              Flagship Fund 11, LLC
                         (collectively the "Purchasers")

The Purchasers are offering to purchase for cash Up to 2,750,469 Class 1 and Class 2 Units of Limited Liability Company Interest ("Units") of the Company, at a price of $1.40 per Unit upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Letter of Transmittal for the offer (which together constitute the "Offer" and the "Tender Offer Documents").

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON MAY 14, 2007, UNLESS AN OFFER IS EXTENDED.

Funding for the purchase of the Units will be provided through the Purchasers' existing working capital. The Offer is not made for the purpose of acquiring or influencing control of the business of the issuer. The Offer will expire at 11:59 p.m., Pacific Time on May 14, 2007, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the "Expiration Date"). The Purchasers will not provide a subsequent offering period following the Expiration Date. If Purchasers make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer's soliciting fee. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Unit holders. Accordingly, if prior to the Expiration Date, Purchasers increase (other than increases of not more than two percent of the outstanding Units) or decrease the number of Units being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Unit holders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Pacific Time. In all cases payment for the Units purchased pursuant to the Offer will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal.

Tenders of Units made pursuant to the Offer is irrevocable, except that Unit holders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Units to be withdrawn. In addition, tendered Units may be withdrawn at any time on or after May 29, 2007, unless the tender has theretofore been accepted for payment as provided above. If tendering Unit holders tender more than the number of Units that Purchasers seek to purchase pursuant to the Offer for those Units, Purchasers will take into account the number of Units so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Units tendered by each tendering Unit holder during the period during which that Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchasers at the Purchasers' expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below. A request has been made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Unit holders for the purpose of disseminating the Offer to Unit holders. Upon compliance by the Company with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchasers' expense to record holders of Units, brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Units.

For Copies of the Tender Offer Documents, Call Purchasers at 1-800-854-8357, Make a Written Request Addressed to 1640 School Street, Moraga, California 94556, email to offers@mpfi.com, or visit our website at www.mpfi.com (click on MPF Tenders).

                                 March 30, 2007

Exhibit (a)(5)

                        APPLICATION FOR TRANSFER, PART A

Transferor's (Seller's) Application for Transfer - Part A, Section 1

To:   JCM Partners, LLC                              Transaction Reference Number:
      P.O. Box 3000
      Concord, CA 94522-3000
      Attn: Shareholder Services
                                                     -----------------------------------------------------
                                                     (OPTIONAL-SEE INSTRUCTION 2)

Transfer fee: N/C

The transferor hereby makes application to transfer and assign, subject to the Company's rights, to the transferee all rights and interests, as set forth in the limited liability company below and for the transferee to succeed to such interest as a Substitute Member, successor in interest, or assignee.

 JCM PARTNERS, LLC                                                                                 FUND 1
----------------------------------------------------------------------------------------------------------
FULL NAME OF LIMITED LIABILITY COMPANY

Complete ID Information:                                       Quantity                 Optional
complete at least one of the following (see Instruction 3).    Must be completed.       Number of units
                                                               Number of units to be    to be held after
                                                               transferred:             transfer:

LLC ID#:                            943364323
                                    -----------------------    ----------------------   ------------------
Registration Information:

Indicate exactly as shown on Company records (see instruction 4.)
Membership interests are currently registered as follows:

----------------------------------------------------------------------------------------------------------
NAME OF TRANSFEROR
                                                     Tax Identification Information
                                                     complete applicable sections (see instruction 5)
-------------------------------------------


-------------------------------------------
ADDRESS OF RECORD                                    Social Security or Tax ID#:

-------------------------------------------          -----------------------------------------------------
TELEPHONE                                            Custodian/Trustee Tax ID#:

-------------------------------------------          -----------------------------------------------------

Broker/Dealer (OPTIONAL)

-------------------------------------------          -----------------------------------------------------
NAME OF FIRM                                         REGISTERED REPRESENTATIVE

-------------------------------------------          -----------------------------------------------------
ADDRESS                                              TELEPHONE

-------------------------------------------          -----------------------------------------------------
                                                     CLIENT ACCOUNT NUMBER

-------------------------------------------          -----------------------------------------------------
                                                     WIRE CODE (OPTIONAL)

--------------------------------------------------------------------------------

Certification

The transferor hereby certifies and represents possession of valid title and all requisite power to assign such interests and that assignment is in accordance with applicable laws and regulations and further certifies, under penalty of law, the following:

Reason for Transfer:

(Check one) For certain types of transfer additional documentation may be required.

______ Re-registration (Change of name, individual to trust, etc.)

______ Divorce

______ Gift

______ Sale (Indicate Amount of Consideration):

______ Death (Indicate Fair Market Value):

______ Other (Please specify):

Transferor Information (Check as many as apply)

            I am not an officer or manager of the Company, and I am not related to (whether by blood or marriage), or have any ownership interest
     ______ in, any officer, manager, or member of the Company.

                                     - OR -

     ______ I am an officer of the Company.

     ______ I am a manager of the Company.

            I have the following relationship with _______________, an officer, ______ manager, or member of the Company (describe):

Signature Execution:

Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Company Records (see instruction 7)

Transferor's Signature:                                          Date:
                            --------------------------------              --------------------------------

Co-Transferor's Signature:                                       Date:
                            --------------------------------              --------------------------------

If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in-fact, agent(s), officer(s) of a corporation or another acting in a fiduciary or representative capacity, please provide the following information.

Name(s):                                        Capacity: (Full Title)
          -------------------------------                                 --------------------------------

          -------------------------------                                 --------------------------------

          -------------------------------                                 --------------------------------

Medallion Signature Guarantee

The signature must be guaranteed by a member of an approved Signature Guarantee Medallion Program.

Instructions for Proposed Transferor (Seller) - Part A

1. TRANSFER FORMS. To effect the requested transfer both transferor and transferee forms must be submitted together with Part B of the Application for Transfer.

2. TRANSACTION REFERENCE NUMBER. The use of this space is optional. The number placed in this space shall be internally generated by a broker or agreed upon by two or more brokers and shall correspond to Internal records tracking system(s).

3. COMPANY IDENTIFICATION. Limited Liability Company Tax ID is provided.

4. REGISTRATION. Indicate the exact name of registrant and include any custodial information. If a Custodial Account, address of record should be that of the custodian/trustee.

5. TAX INFORMATION. If a Custodial Account, Custodian/Trustee's and client's tax numbers should be completed.

6. MEMBER ID NUMBER. This is the account number established at the Company. It may be obtained from the Registration Confirmation.

7. SIGNATURE EXECUTION. The signature must correspond with the name of the registered holder exactly as it appears on the Company records. Persons who sign as a representative or other fiduciary capacity must indicate their capacity when signing and, unless waived by the Company or its agent in its sole discretion, must present satisfactory evidence of their authority to so act.

           This Form, Part A of the Application for Transfer, together with Part B of the Application for Transfer, should be
        returned directly to the Company at the address set forth above.

--------------------------------------------------------------------------------

                        APPLICATION FOR TRANSFER, PART B
                        Relating to Certain Restrictions
                    on Transfer of Units of JCM Partners, LLC
                                       and
         Relating to Repayment of Member FTB Advances (as defined below)
                to certain holders of Units of JCM Partners, LLC
                           (As Revised March 21, 2007)

To:   JCM Partners, LLC
      P.O. Box 3000
      Concord, California 94522-3000
      Attention: Shareholder Services

Application For Transfer - Part B, Section 1 (applicable to all transfers)

      This Form constitutes Form B of the Application for Transfer of Units or Preferred Units of JCM Partners, LLC ("the Company"). The Application for Transfer consists of two parts, Part A and Part B, which taken together, upon proper execution by both the proposed Transferor ("Proposed Transferor") and the proposed Transferee ("Proposed Transferee"), constitute a complete Application for Transfer. Both forms should be sent to the Company at the above address.

      Unless otherwise noted, all capitalized terms used in the following paragraphs shall have the meanings set forth in the Company's Second Amended and Restated Limited Liability Company Agreement, including any further amendments or restatements thereto (the "Agreement") or as set forth in Exhibits A and B to Part B of this Application. Execution of this Application by both the Proposed Transferor and the Proposed Transferee is a prerequisite to the Company's recognition of the validity of any transfer of its Units or Preferred Units.

      Proposed Transferor and Proposed Transferee understand and agree that any purported transfer made pursuant to Part A and Part B of this Application for Transfer is subject to restrictions ("the Current Transfer Restrictions") originally adopted by the Board of Managers of the Company pursuant to its authority under the Agreement and the Company's Bylaws and subsequently approved by the Members as set forth in Section 6.3 of the Agreement. Such Current Transfer Restrictions, incorporated herein and attached hereto as Exhibit A, are set forth in Article VI of the Company's Bylaws. Among other items, such restrictions include provisions requiring that:

      1. With certain exceptions, no transfer of membership interests shall be effective or recognized by the Company, no Transfer shall be registered by the Company, and no Proposed Transferee shall be considered a Transferee or an Assignee under the terms of the Agreement or have the right to seek admission as a Substituted Member prior to the end of the thirtieth (30th) day following the Company's receipt of both Part A and Part B of this Application for Transfer, fully completed, duly executed, and in a form satisfactory to the Company; and

      2. No Person may acquire, by any means, Units or Preferred Units of the Company if, as a result of such acquisition, such Person would become the Beneficial Owner of ten (10) percent or more of the Outstanding Units and Preferred Units of the Company.

      In addition, Proposed Transferor and Proposed Transferee understand and agree that any purported transfer made pursuant to Part A and Part B of this Application for Transfer is subject

--------------------------------------------------------------------------------
to additional restrictions adopted by the Board of Managers of the Company on March 21, 2007 pursuant to its authority under Section 6.11(b)(2) of the Company's Bylaws (the "March 2007 Restrictions") as set forth in Exhibit B to Part B of this Application. The March 2007 Restrictions provide that no Person may transfer any Units of any class of Units or any Preferred Units of any series of Preferred Units unless the transfer is on an 1:1 record holder to record holder basis for that class of Units or series of Preferred Units, unless an application has been made to the Board of Managers and a waiver has been granted.

      Proposed Transferor and Proposed Transferee agree to be bound by and to comply with such Transfer Restrictions in connection with this proposal for transfer of Units or Preferred Units. Proposed Transferee further agrees to comply with such Transfer Restrictions in the future. Proposed Transferee hereby certifies, represents and warrants that Proposed Transferee does not Beneficially Own, and is not acquiring Beneficial Ownership of, other Units and Preferred Units which, when added to the Units and Preferred Units to which this Transfer Application relates, equal or exceed ten (10) percent of the Company's outstanding Units and Preferred Units. Proposed Transferor and Proposed Transferee further agree promptly to provide the Company with any information that the Company requests in order to determine whether the Transfer Restrictions have been or would be violated.

      Proposed Transferor and Proposed Transferee further agree that their execution below constitutes an amendment to their contract of sale and purchase of the Company's Units or Preferred Units ("Contract") in that the acceptance by Proposed Transferor and Proposed Transferee of the Transfer Restrictions shall be incorporated into the Contract as conditions prerequisite to any contractual obligation to sell or purchase such Units or Preferred Units as if fully set forth therein. Proposed Transferor and Proposed Transferee accordingly agree that should the Contract be inconsistent with the Transfer Restrictions in any respect, the Contract shall be deemed amended to the extent necessary to remedy such inconsistency.

      Applications for Transfer that do not include this Part B, executed below by both Proposed Transferor and Proposed Transferee, shall not be accepted by the Company, and no purported transfer shall be effective or shall be recognized or registered by the Company.

      Mark the appropriate boxes if applicable:

|_| Transfer has been effected by will or last testament or by operation of laws relating to descent and distribution.

|_| Proposed Transferor is a tax-exempt entity under federal and relevant state law.

Application For Transfer - Part B, Section 2 (applicable if one of the boxes below is checked)

|_|   Non-resident non-consenting member.

|_| Non-resident consenting member with California source income in excess of $1,500.

      Proposed Transferor and Proposed Transferee understand and agree that any purported transfer made pursuant to this Application for Transfer is subject to the Transferor having repaid

--------------------------------------------------------------------------------
to the Company all Member FTB Advances made by the Company to the Transferor related to any Units or Preferred Units owned by the Transferor. As used herein, a "Member FTB Advance" means any payments made by the Company to the California Franchise Board on behalf of the Transferor related to income taxes associated with the California source income of the Company's California non-resident Members. The amount of the Member FTB Advances owed by the Transferor to the Company as of is $___________. The Company will acknowledge having received repayment of the Member FTB Advances and return any refund due to the Transferor on or about the effective date of the transfer.

      The Transferee of the Units or Preferred Units that are the subject of this Application of Transfer shall take such Units or Preferred Units free from any claim by the Company related to any Member FTB Advances made by the Company to the Transferor.

Application for Transfer - Part B, Section 3 (applicable if the box below is checked regarding acquisition of Class 3 Units under the Company's 2006 Long-Term Incentive Unit Award Plan ("LTI Plan")

|_| Holder of Class 3 Units acquired pursuant to an Award under the LTI Plan and subject to a Long-Term Incentive Unit Award Agreement ("LTI |_| Agreement").

      Proposed Transferor and Proposed Transferee understand and agree that any purported transfer made pursuant to this Application of Transfer is subject to the restrictions on transfer set forth in Section 2.6 of the LTI Agreement. Among other items, such restrictions include the right of the Company to repurchase the Class 3 Units issued to the holder upon (i) termination of the holder's employment with the Company for any reason; (ii) the Company's determination that the holder has engaged in any activity contrary to the interests of the Company; (iii) any attempted sale or transfer (including by gift or operation of law) to any person or entity, other than the Company, unless such transfer is in connection with a change of control of the Company; or (iv) a purported transfer in violation of securities laws. Pursuant to
Section 2.6 of the LTI Agreement, the Company has an option to exercise its repurchase rights for ninety (90) days from each of the events set forth above at the price set forth in Section 2.6.3 of the LTI Agreement.

      Proposed Transferor and Proposed Transferee acknowledge that the Class 3 Units are "restricted securities," uncertificated, subject to stop transfer instructions under Section 2.11.6 of the LTI Agreement and subject to the following legend:

THE SECURITIES SUBJECT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), NOR HAVE THEY BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO TRANSFER OF SUCH SECURITIES WILL BE PERMITTED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER, THE TRANSFER IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT OR AS OTHERWISE PERMITTED BY THE COMPANY; OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND WITH APPLICABLE STATE SECURITIES LAWS.

--------------------------------------------------------------------------------

Each of the undersigned Proposed Transferor or Proposed Transferee, as applicable, certify, under penalty of law, that the undersigned has read and understood the foregoing, that all information the undersigned has provided herein is accurate, and that the undersigned's execution below demonstrates the undersigned's agreement as set forth above.

PROPOSED TRANSFEROR:

--------------------------------------------------
Print Legal Name

--------------------------------------------------        ----------------------
Signature of Owner                                        Date

--------------------------------------------------        ----------------------
Signature of Co-Owner                                     Date

If signature of Proposed Transferor is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in fact, agent(s), officer(s) of a corporation or other entity, or a person otherwise acting in a fiduciary or representative capacity, please provide the following:

--------------------------------------------      ------------------------------
Print Name                                        Capacity

--------------------------------------------      ------------------------------
Print Name                                        Capacity

PROPOSED TRANSFEREE:

--------------------------------------------------
Print Legal Name

--------------------------------------------------        ----------------------
Signature of Owner                                        Date

--------------------------------------------------        ----------------------
Signature of Co-Owner                                     Date

If signature of Proposed Transferee is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in fact, agent(s), officer(s) of a corporation or other entity, or a person otherwise acting in a fiduciary or representative capacity, please provide the following:

--------------------------------------------      ------------------------------
Print Name                                        Capacity

--------------------------------------------      ------------------------------
Print Name                                        Capacity

           This Form, Part B of the Application for Transfer, together with Part A of the Application for Transfer, should be
        returned directly to the Company at the address set forth above.

--------------------------------------------------------------------------------

[EXHIBIT A]

                                JCM PARTNERS, LLC
                Restrictions on Transfer of Membership Interests
                    Originally Adopted by Resolutions of the
                    Board of Managers dated November 9, 2001,
              subsequently approved by the Members as set forth in
           Section 6.3 of the Limited Liability Company Agreement and
                      set forth in Article VI of the Bylaws

A. Unless waived in an individual case by the Company for good cause shown, no Transfer Application shall be deemed received by the Company or by its Transfer Agent prior to the close of business on the thirtieth (30th) calendar day following the Company's receipt of all parts of a Transfer Application, fully completed, duly executed by the parties thereto and in a form satisfactory to the Company. Until that time, no event which is deemed by the Agreement or the Bylaws to occur upon the Company's receipt of such a Transfer Application shall be deemed to have occurred. By way of illustration, and not of limitation, the proposed Transferee shall not be considered a Transferee or Assignee, and shall not have the right to seek admission as a Substituted Member, prior to that date. Moreover, no Transfer shall be effective as between the proposed Transferor and the proposed Transferee prior to that date. In connection with any Transfer Application, the Transferor and Transferee shall promptly provide such additional information as the Company may request. The Company shall not recognize or register any Transfer that fails to comply with the foregoing requirements, nor shall the Company forward any part of the Transfer Application to the Company's Transfer Agent for registration of the Transfer. This Paragraph A shall not be applicable to any Transfer effected by will or last testament or by the laws of descent and distribution, and this Paragraph A shall not apply to any Transfer as to which the proposed Transferor is a tax-exempt entity; provided that the other provisions of this resolution shall be fully applicable in the case of such proposed Transfers.

B. Except as may be authorized by the Board of Managers prior to a Transfer, by vote of a majority of the Managers then holding office, no Person may acquire, by any means, Beneficial Ownership (as defined below) of any Unit or Preferred Unit if, as a result of such acquisition, such Person would become the Beneficial Owner (as so defined) of ten (10) percent or more of the outstanding Units and Preferred Units of the Company (the "Ownership Limit"). Notwithstanding the foregoing, no Person shall be deemed to have exceeded the Ownership Limit as the result of an acquisition of Units or Preferred Units by the Company which, by reducing the number of Units or Preferred Units outstanding, increases the proportionate number of Units and Preferred Units beneficially owned by such Person to ten (10) percent or more of the Units and Preferred Units then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of ten (10) percent or more of the Units and Preferred Units then outstanding by reason of Unit and Preferred Units purchases by the Company and shall, after such Unit and Preferred Units purchases by the Company, become the Beneficial Owner of any additional Units and Preferred Units, then such Person shall be deemed to have exceeded the Ownership Limit by the amount of such additional purchase.

A Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "Beneficially Own," any Units or Preferred Units:

      1. which such Person or any of such Person's Affiliates or Associates (as such terms are defined below) Beneficially Owns, directly or indirectly; or

      2. which such Person or any of such Persons' Affiliates or Associates has

            (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to "Beneficially Own," Units or Preferred Units tendered pursuant to a tender or exchange offer made on behalf of such Person or any of such Person's Affiliates or Associates until such tendered Units or Preferred Units are accepted for purchase or exchange; or

            (B) the right to vote or to have voted pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to "Beneficially Own" any Units or Preferred Units if the agreement, arrangement or understanding to vote such Unit or Preferred Unit (1) consists solely of a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (2) is not then reportable pursuant to Section 13(d) under the Exchange Act (or any comparable or successor provision); or

      3. which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso in clause (B) of the preceding paragraph B.2.) or disposing of any Units or Preferred Units of the Company.

            "Affiliate" shall have the meaning set forth in the Agreement, and "Associate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this resolution.

C. Any Transfer that would result in a violation of the Ownership Limit shall be void ab initio as to the Transfer of such number of Units and Preferred Units that would cause the violation of the Ownership Limit, and the proposed Transferee (the "Disqualified Holder") shall acquire no rights in such Units and Preferred Units. If the foregoing Transfer Restriction shall be determined by a court having jurisdiction to do so to be beyond the power of the Board to effectuate or invalid, prohibited or unenforceable for any other reason, then upon any event that results in a violation of the Ownership Limit, the Units and Preferred Units in excess of the Ownership Limit shall be deemed to have been transferred to the Company or its designee, not as beneficial owner but in trust (the "Trust") and as trustee for the exclusive benefit of such Disqualified Holder and the beneficiary or beneficiaries to whom an interest in such Trust may later be transferred.

1. The Disqualified Holder shall retain the right to receive allocations and distributions with respect to Units and Preferred Units held in the Trust in accordance with the terms of the Agreement, and for all tax purposes including the allocation of gain and losses with respect to the Units and Preferred Units, the Disqualified Holder will be treated as the Beneficial Owner of such Units and Preferred Units, except that such Disqualified Holder shall not be accorded any voting rights with respect to the Units and Preferred Units. Instead, Units and Preferred Units held in the Trust shall be voted solely by the trustee of the Trust. The trustee shall cast such votes for or against any proposition on which Unit Holders are entitled to vote (or, as to elections, in favor of each nominee) in the same proportion as all other Units or Preferred Units which are voted on such matters are voted.

2. The Disqualified Holder may designate a beneficiary of an interest of Units and Preferred Units held in Trust (representing a specified number of Units or Preferred Units held by the Trust), if those Units and Preferred Units held in Trust plus the Units and Preferred Units Beneficially Owned by such beneficiary would not exceed the Ownership Limit if transferred to such beneficiary. Upon the designation of a beneficiary of an interest in the Trust, the corresponding number of Units and Preferred Units in the Trust shall be released to the beneficiary. Notwithstanding the foregoing, prior to any transfer of any interest in the Trust, the Disqualified Holder and the designee must fully complete, duly execute and deliver to the Secretary of the Company all parts of a Transfer Application, which shall be subject to all the provisions of this resolution and of the Agreement and Bylaws to the same extent as if the Disqualified Holder were a Transferor of Membership Interests and the designee were a proposed Transferee.

3. Any Trust created pursuant to the above provisions shall continue in effect until the earlier of the liquidation or dissolution of the Company in accordance with the terms of the Agreement or the transfer of all Units and Preferred Units out of the Trust in accordance with Paragraph C.2. above.

                                JCM PARTNERS, LLC
                    (1:1 Record Holder Transfer Restrictions)
                Restrictions on Transfer of Membership Interests
             Adopted by a Resolution of the Board of Managers, dated
               March 21, 2007, pursuant to the Board of Managers'
                Authority under Section 6.11(b)(2) of the Bylaws

Except as may be authorized by the Board of Managers prior to a Transfer, no Person may Transfer any Units of any class of Units or any Preferred Units of any series of Preferred Units, if as a result of such Transfer, the number of record holders of that class of Units or series of Preferred Units would increase (i.e., a Person may only transfer on a 1:1 record holder to record holder basis any Units of any class of Units or any Preferred Units of any series of Preferred Units) (herein, the "1:1 Record Holder Restriction").

In order to request the Board of Managers' authorization to a Transfer outside the 1:1 Record Holder Restriction, a holder of Units or Preferred Units shall submit a written request to the Secretary of the Company that shall set forth the holder's reasons for the request. The Secretary of the Company shall forward the request to the Board of Managers. The Board of Managers shall act on the request no later than the next regularly scheduled meeting of the Board of Managers. The request may be granted or denied in the sole discretion of the Board of Managers.

The Board of Managers, pursuant to a resolution of the Board of Managers, may delegate the decision to grant a waiver to the Company's Chief Executive Officer.